Jardines

Jardine Matheson

Jardines

Highlights

Underlying Profit Contribution for the Six Months Ended 30th June 2007*

By Business



Jardine Pacific 16%
Jardine Motors Group 10%
Jardine Lloyd Thompson 6%
Hongkong Land 18%
Dairy Farm 19%
Mandarin Oriental 6%
Jardine Cycle & Carriage 3%
Astra 22%

By Geographical Area



Hong Kong and Mainland China 46%
Asia Pacific 40%
Europe 9%
North America (including interest) 5%

*Excluding corporate and other interests

- Strong growth in underlying earnings per share
- Good performances from all Group companies
- Hongkong Land property portfolio value up 10%
- Increase in proportion of dividend payable at the interim

Results

	(unaudited) Six months ended 30th June		
	2007	2006	Change
	US$m	US$m	%
Underlying profit attributable to shareholders*	**320**	228	*41*
Profit attributable to shareholders	**793**	550	*44*
Shareholders' funds†	**7,362**	6,594	*12*
	US$	US$	%
Underlying earnings per share*	**0.90**	0.65	*38*
Earnings per share	**2.24**	1.57	*43*
Interim dividend per share (rebalanced)	**0.20**	0.10	*100*
Net asset value per share†	**20.72**	18.65	*11*

*The Group uses 'underlying business performance' in its internal financial reporting to distinguish between the underlying profits and non-trading items, as more fully described in note 8 to the condensed financial statements. Management considers this to be a key measure and has provided this analysis as additional information in order to provide greater understanding of the Group's underlying business performance.

†At 30th June 2007 and 31st December 2006, respectively. Net asset value per share is based on the book value of shareholders' funds.

Jardine Matheson Holdings Limited
Jardine House
Hamilton
Bermuda

Chairman's Statement

Overview

Most of the Group's businesses recorded good results, benefiting from the positive economic environment that prevailed in Asian markets.

Performance

The Company's underlying profit attributable to shareholders for the first six months of 2007 was US$320 million, up 41% over the same period in 2006. Underlying earnings per share were 38% higher at US$0.90. The turnover of the Group, including 100% of the turnover of associates and joint ventures, was US$14.9 billion, compared to US$13.0 billion in the first half of 2006.

Non-trading items include a net gain of US$396 million arising from a further increase in investment property values during the period, compared with a US$287 million gain in 2006. This has been taken through the profit and loss account. Non-trading items also include profits arising on the restructuring of Jardine Lloyd Thompson's French associate and the disposal by Jardine Strategic of part of its shareholding in Butterfield Bank. After non-trading items, the Company's profit attributable to shareholders was US$793 million.

Of the Group's wholly-owned subsidiaries, Jardine Pacific's result improved, with satisfactory profit growth in many of its operations, and Jardine Motors also produced increased earnings. Among the Group's major quoted subsidiaries, Dairy Farm posted another good result with all its major retail formats performing well; Mandarin Oriental benefited from healthy markets and a full contribution from its renovated Hong Kong property to report an outstanding profit increase; and Jardine Cycle & Carriage's earnings were sharply higher as the recovery in Indonesia boosted Astra's results. Among the Group's equity-accounted affiliates, Hongkong Land's contribution rose significantly as positive rental reversions continued in its prime commercial portfolios, and Jardine Lloyd Thompson reported improved figures based on firm cost control. The Group's results were also helped by an enhanced contribution from its stake in Rothschilds Continuation Holdings and by lower financing charges.

The Board has decided to rebalance the proportion of the dividend payable at the half year to represent approximately one third of the total dividend payable for the year. Accordingly an interim dividend of US¢20.00 per share has been declared, an increase of 100%.

Business Activity

Most of Jardine Pacific's businesses produced improved profit performances in the first half of 2007, with the exception of its aviation and shipping operations. HACTL saw only a modest growth in cargo volumes during the period, while its medium-term profitability remains uncertain due to the additional capacity that will be coming available at Hong Kong's airport in 2011.

Jardine Motors achieved good levels of sales in its Mercedes-Benz operations in Hong Kong, Macau and Southern China. Its UK businesses also performed satisfactorily, and recorded gains on property disposals. The group's results for the full year, however, are unlikely to reach those achieved in 2006 as they will not enjoy favourable pension adjustments or the same level of property gains.

Dairy Farm has continued to build scale in its major markets across Asia with further store openings in all formats; the group now operates 57 hypermarkets in Southeast Asia. The expansion of its 7-Eleven chain in Southern China gathered pace in June with the acquisition and re-branding of a convenience store chain in Guangdong. Dairy Farm is now established in Vietnam, with its

first four stores laying the foundation for a more substantial business, while in India its supermarket and health & beauty joint ventures continue to make progress. The company has announced plans for a special dividend, which its strong cash position will enable it to pay without impairing its development programme.

Mandarin Oriental's results have benefited from higher average room rates in its key markets together with a full contribution from its freshly-renovated flagship hotel in Hong Kong. The strength of its brand continues to attract interest from owners and developers, and the group now has 16 hotels under development following the announcement of five new projects during the first half of the year. These include a 241-room hotel in the headquarters of China Central Television in Beijing and a 150-room property in central Paris.

The continued improvement in the Indonesian economy led to enhanced results from Jardine Cycle & Carriage's 50.1%-held subsidiary, Astra, where motor vehicle sales rose significantly, although motorcycle sales showed only marginal growth in the face of keen competition. Astra's financial services businesses and palm oil operations are performing well, and United Tractors achieved profit growth despite its coal mining activities experiencing a poor start to the year. Jardine Cycle & Carriage's directly held motor dealership interests also reported an increased contribution.

Robust commercial property markets in Hong Kong and Singapore enabled Hongkong Land to achieve a significant increase in both earnings and capital values. Construction is under way at the group's latest joint venture development in Singapore, Marina Bay Financial Centre, which is scheduled for phased completion from 2010. Hongkong Land's residential developments in Hong Kong, Macau, mainland China and Singapore are progressing on target, while its Singapore subsidiary, MCL Land, experienced strong demand on the launch of three new residential projects.

Jardine Lloyd Thompson faced continued downward pressure on insurance rates and further weakness in the US dollar in the first half, which particularly affected its London market and reinsurance operations. It did well to record an increase in underlying trading profit from continuing operations, primarily due to margin improvement arising from tight cost control.

Rothschild's investment banking business produced record revenues in a positive business environment. The group has recently announced a reorganization of its shareholding interests to consolidate its French banking activities within the same holding structure as N.M. Rothschild & Sons under Rothschilds Continuation Holdings.

Outlook

The exceptional level of profit growth in the first half of 2007 was to some extent flattered by comparison with a relatively weak start to the previous year. While the pace of increase for the full year will inevitably slow, the overall outlook remains positive provided the current benign environment persists.

Henry Keswick
Chairman

15th August 2007

Jardine Pacific

A holding company with a select portfolio representing many of the Group's non-listed Asian businesses, principally in transport services, engineering and construction, restaurants and IT services. (100%)

Jardine Motors Group

A group engaged in the distribution, sales and service of motor vehicles in Hong Kong, Macau and the United Kingdom, and with a growing presence in mainland China. (100%)

JARDINE LLOYD THOMPSON Group plc

A leading listed insurance broker, risk management adviser and employee benefit services provider, combining specialist skills in the London insurance market with an international network. (31%)

Jardine Strategic

A listed company holding most of the Group's major listed interests, including 53% of Jardine Matheson. (80%)

(Figures in brackets show effective ownership by Jardine Matheson as at 31st July 2007.)

Hongkong Land

A listed property group with some 5 million sq. ft of prime commercial property in central Hong Kong and further high quality commercial and residential developments in Asia. (47%)

Dairy Farm

A listed pan-Asian retail group operating over 3,800 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)

MANDARIN ORIENTAL THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 36 deluxe and first class hotels and resorts worldwide, including 16 under development. (74%)

Rothschilds Continuation

An unlisted holding company within the Rothschild group with various financial services interests, including the investment bank N M Rothschild & Sons. (21%)

Jardine Cycle & Carriage

A Singapore-listed holding company with an interest of just over 50% in the listed Indonesian conglomerate, Astra International, and motor trading interests in Southeast Asia. (64%)

ASTRA international

The largest Indonesian motor group, manufacturing, assembling and distributing motor vehicles and components in partnership with industry leaders such as Toyota and Honda.

Astra's financial services businesses consist of consumer finance (principally automobile and motorcycle), insurance and a 45% interest in Bank Permata.

Astra's other interests include heavy machinery; mining contracting; oil palm plantations; and distribution of office automation products and IT services.

(Figures in brackets show effective ownership by Jardine Strategic as at 31st July 2007.)

The Jardine Matheson Group is an Asian-based conglomerate with a broad portfolio of businesses. The Group's strategy is to build its operations into market leaders across Asia, each with the support of Jardine Matheson's extensive knowledge of the Region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Jardine Pacific

Jardine Pacific's underlying profit from continuing businesses for the first half of 2007 increased by 16% to US$53 million with further strong performances from Jardine Restaurants and Gammon.

HACTL's result was little changed as the increase in cargo throughput in the first half was only 1%. Jardine Aviation Services' earnings declined due to reduced flight frequencies and higher operating costs. Jardine Shipping Services established a joint venture with a long-term liner principal, UASC, which led to an initial reduction in the contribution from the transferred business, although the effect on the company was largely offset by increased activity and firmer rates.

Gammon continued to perform well in Hong Kong and Macau in the first half of the year. Jardine Schindler's earnings rose due to an improved performance from its existing installation portfolio, while JEC recorded a higher profit with increased contributions from Thailand and the Philippines.

Jardine Restaurants achieved significant earnings growth from its Pizza Hut operation in Hong Kong. Jardine OneSolution recorded a 12% increase in sales, which led to higher profits from most of its operations. RoomPlus, a self storage business in Hong Kong, recorded a small loss, although its occupancy levels have shown improvement. The group's interest in Colliers Halifax, a property services joint venture in Japan, was sold to Hongkong Land in early June.

Jardine Pacific's businesses are expected to produce steady performances in the second half of the year.

Jardine Motors Group

Jardine Motors' underlying profit from continuing businesses for the first half of 2007 was US$34 million, up 21%.

Zung Fu's new Mercedes-Benz car deliveries remained strong in Hong Kong, although below the level achieved in the same period last year following the successful launch of the new S-Class. Its service centres continued to perform well, but the Hyundai passenger car franchise recorded a small loss in a very competitive market segment. The performance of the Mercedes-Benz dealership in Macau improved with a good build-up of its order book.

The Mercedes-Benz dealerships in Southern China continued their profitable growth with a significant increase in new car deliveries, while the aftersales business also achieved higher volumes.

The group's businesses in the United Kingdom benefited from a satisfactory new car market, the acquisition in January of an Audi dealership group and gains arising from the disposal of a property and a dealership. The resulting growth in earnings was enhanced further upon translation into US dollars.

Overall, however, it is unlikely that Jardine Motors will achieve the same level of earnings in 2007 as in 2006, when the group benefited from one-off pension and property gains.

Jardine Lloyd Thompson

Against a background of increasingly challenging trading conditions Jardine Lloyd Thompson's turnover for its continuing operations, following disposals in the United States, was marginally ahead for the first six months at US$484 million.

The results of the actions to raise efficiency taken by management over the last 18 months are beginning to be seen. Underlying trading margin improved to 17% from 15%, following a reduction in operating costs, and underlying trading profit from continuing operations was up 10% at US$80 million.

Jardine Lloyd Thompson's Risk & Insurance group produced a modest growth in turnover notwithstanding continued pressure on rates, intense competition and further weakness in the US dollar, which particularly affected the London market and reinsurance operations. Its Employee Benefits business in the United Kingdom continued to make steady progress and produced an improved trading margin on a turnover up 5%.

The continuing deterioration in insurance markets and the dollar-sterling exchange rate will restrict growth in Jardine Lloyd Thompson's results for the full year.

Hongkong Land

Continued strength in the commercial property markets in Hong Kong and Singapore and lower financing charges enabled Hongkong Land to increase underlying profit by 32% to US$155 million. A 10% improvement in capital values was recorded over the period.

Competition for prime Central district office space in Hong Kong continues, driven primarily by the financial services sector and underpinned by tight supply. Vacancy in Hongkong Land's office portfolio at the end of June was 3%. The group's retail portfolio is also benefiting from high demand and is fully leased.

The strength of the financial services sector in Singapore is also behind the demand for high quality office space. The recently completed One Raffles Quay, developed by a consortium in which Hongkong Land holds a one-third interest, has established itself as the leading office building in Singapore's prime business district. The same consortium has now begun construction of the larger Marina Bay Financial Centre.

Hongkong Land has a number of residential projects under development in Hong Kong, Macau, mainland China and Singapore, which will contribute to its results upon their completion over the next few years. Singapore subsidiary, MCL Land, had an active first half in which it successfully launched three residential projects and secured three additional development sites. The level of its profit recognition on developments in 2007 will depend on whether a 421-unit project completes before the year end or in early 2008.

The outlook for Hongkong Land for the remainder of the year is encouraging as it will continue to benefit from positive rental reversions in its key markets.

Dairy Farm

Dairy Farm performed well in the first half of 2007 as it benefited from favourable trading environments in its major markets. Sales, including those of associates, increased by 11% to US$3.2 billion, and underlying profit for the period was 17% higher at US$101 million.

Dairy Farm's North Asian businesses performed well with improved results from retail banners in Hong Kong and Macau. In Taiwan, its supermarket operation traded in line with last year in a highly competitive market, but IKEA's results remain below expectations. The group now operates over 400 7-Eleven outlets in Southern China following the acquisition and re-branding of a convenience store chain in Guangdong. Hong Kong restaurant associate, Maxim's, enjoyed good growth as its fast food operations continued to recover.

Sales and profit in East Asia grew following another good performance from Malaysia, where there was further expansion in all formats, particularly in East Malaysia. Earnings in Indonesia, however, remained unsatisfactory and management changes were made to address the issues. The group has entered the Vietnamese market with the acquisition of four supermarkets.

In South Asia sales rose 16%, but operating profit was only marginally higher as the contribution from Singapore was affected by expenses incurred in the relocation of its head office and distribution centre, and costs in establishing two new Giant hypermarkets. The group's supermarket and health and beauty joint ventures in India added 14 outlets, while the remodelling of older stores is progressing. In Thailand, 13 health and beauty stores are now being operated in Greater Bangkok.

Dairy Farm's retail businesses continue to enjoy leading positions in their market sectors, and the prospects for the remainder of the year are positive.

Mandarin Oriental

Conditions in Mandarin Oriental's key markets remained strong in the first half of 2007. Increases in average room rates together with a full contribution from the newly-renovated Mandarin Oriental, Hong Kong enabled the group to achieve a significant improvement in earnings. Underlying profit rose

150% to US$34 million. The net result benefited from a US$16 million gain arising on the sale of half of its 50% equity interest in Mandarin Oriental, New York.

Mandarin Oriental, Hong Kong achieved a higher average room rate following its refurbishment, and The Excelsior, Hong Kong also produced good growth in room rate. The contribution from hotels in London and Geneva was higher due to the strengthening of occupancy and room rates, while in the United States, its Washington D.C. property continued to improve. Despite the reduced investment in its New York property, contribution from associates and joint ventures also increased.

Excellent progress was made in Mandarin Oriental's expansion programme with the announcement of five projects during the first half of 2007. The group now has 16 hotels under development and, with the exception of Paris, these will be management contracts requiring little or no investment from the group. Eight will also incorporate a 'residences' component. Mandarin Oriental has some 9,800 rooms in operation or planned, and its geographic spread has increased significantly with more than half of its portfolio outside of Asia.

Mandarin Oriental is expected to continue to experience favourable conditions during the remainder of the year.

Jardine Cycle & Carriage

Jardine Cycle & Carriage achieved a good level of profit growth in the first half of 2007 as the businesses of its 50.1%-held subsidiary, Astra, benefited from the continued strengthening of the Indonesian economy. Underlying profit for the six months increased by 56% to US$152 million.

Astra's contribution was 46% higher at US$147 million, enhanced in part by a stronger Rupiah. Improved earnings were achieved in its automotive, financial services, palm oil and heavy equipment activities.

The contribution to Jardine Cycle & Carriage from its directly held motor operations rose 43% to US$19 million. In Singapore, its operations produced a good result, supported by strong demand for Mercedes-Benz passenger cars. Indonesian associate, Tunas Ridean, performed well in line with the strong market, but Cycle & Carriage Bintang continued to struggle as trading conditions in the Malaysian automotive sector remained difficult.

The encouraging performances in most of Jardine Cycle & Carriage's key businesses are expected to continue for the remainder of the year, although the motorcycle sector in Indonesia will remain challenging for Astra.

Astra International

Astra performed well as the Indonesian automotive market continued to recover, particularly in the motor vehicle sector which has seen a greater decline in 2006 than motorcycles. The wholesale motor vehicle market grew by 32% to 197,300 units in the first six months of the year. Astra's motor vehicle sales also increased, but at the lower rate of 25% to 104,300 units. This led to its market share reducing from 56% to 53%. Sales in the wholesale motorcycle market in Indonesia rose 17% during the same period, reaching 2.1 million units. In the face of keen competition, however, Astra's wholesale motorcycle sales were only marginally higher at 923,400 units and its market share fell from 50% to 44%.

Astra's financial services activities benefited from the growth in the automotive market, while Bank Permata performed well due to the higher net interest margins achieved. Astra Agro Lestari's earnings were strongly ahead following a 56% increase in crude palm oil prices, which more than offset the effects of a 12% decline in production. United Tractors produced a modest growth in earnings as a 57% increase in unit sales of Komatsu equipment compensated for lower contribution from its coal mining subsidiary, Pamapersada Nusantara, resulting from adverse weather conditions and operational interruptions.

Consolidated Profit and Loss Account

	Note	2007 Underlying business performance US$m	Non-trading items US$m
Revenue	2	9,189	–
Net operating costs	3	(8,543)	94
Operating profit	4	646	94
Financing charges		(127)	–
Financing income		68	–
Net financing charges		(59)	–
Share of results of associates and joint ventures	5	257	510
Profit before tax		844	604
Tax	6	(174)	(11)
Profit after tax		670	593
Attributable to:			
Shareholders of the Company		320	473
Minority interests		350	120
		670	593

	Note		
Earnings per share	7		
– basic			
– diluted			

(unaudited) Six months ended 30th June				Year ended 31st December		
	2006			2006		
Total	Underlying business performance	Non-trading items	Total	Underlying business performance	Non-trading items	Total
US$m	US$m	US$m	US$m	US$m	US$m	US$m
9,189	7,878	–	7,878	16,281	–	16,281
(8,449)	(7,439)	97	(7,342)	(15,274)	302	(14,972)
740	439	97	536	1,007	302	1,309
(127)	(110)	–	(110)	(234)	–	(234)
68	46	–	46	102	–	102
(59)	(64)	–	(64)	(132)	–	(132)
767	205	363	568	439	748	1,187
1,448	580	460	1,040	1,314	1,050	2,364
(185)	(111)	(46)	(157)	(252)	(58)	(310)
1,263	469	414	883	1,062	992	2,054
793	228	322	550	533	815	1,348
470	241	92	333	529	177	706
1,263	469	414	883	1,062	992	2,054
US$			US$			US$
2.24			1.57			3.83
2.19			1.53			3.75

Consolidated Balance Sheet

	Note	(unaudited) At 30th June 2007 US$m	(unaudited) At 30th June Restated 2006 US$m	At 31st December 2006 US$m
Assets				
Intangible assets		**1,873**	1,743	1,825
Tangible assets		**2,979**	2,610	2,931
Investment properties		**267**	179	271
Plantations		**474**	413	460
Associates and joint ventures		**7,168**	5,497	6,476
Other investments		**664**	877	597
Non-current debtors		**879**	1,141	1,052
Deferred tax assets		**118**	116	119
Pension assets		**173**	150	174
Non-current assets		**14,595**	12,726	13,905
Stocks and work in progress		**1,478**	1,447	1,478
Current debtors		**2,506**	2,441	2,262
Current investments		**13**	–	3
Current tax assets		**140**	83	142
Bank balances and other liquid funds				
– non-financial services companies		**2,292**	1,693	2,355
– financial services companies		**233**	189	173
		2,525	1,882	2,528
		6,662	5,853	6,413
Non-current assets classified as held for sale	9	**10**	39	60
Current assets		**6,672**	5,892	6,473
Total assets		**21,267**	18,618	20,378

	Note	(unaudited) At 30th June 2007 US$m	(unaudited) At 30th June Restated 2006 US$m	At 31st December 2006 US$m
Equity				
Share capital		**154**	153	154
Share premium and capital reserves		**33**	25	29
Revenue and other reserves		**8,102**	6,404	7,303
Own shares held		**(927)**	(873)	(892)
Shareholders' funds	*10*	**7,362**	5,709	6,594
Minority interests		**4,846**	4,070	4,509
Total equity		**12,208**	9,779	11,103
Liabilities				
Long-term borrowings				
– non-financial services companies		**1,918**	2,375	2,074
– financial services companies		**680**	825	723
		2,598	3,200	2,797
Deferred tax liabilities		**572**	466	557
Pension liabilities		**152**	191	151
Non-current creditors		**133**	154	190
Non-current provisions		**21**	17	20
Non-current liabilities		**3,476**	4,028	3,715
Current creditors		**3,334**	2,779	2,920
Current borrowings				
– non-financial services companies		**1,153**	806	1,522
– financial services companies		**854**	1,027	954
		2,007	1,833	2,476
Current tax liabilities		**179**	145	101
Current provisions		**63**	53	63
		5,583	4,810	5,560
Liabilities directly associated with non-current assets classified as held for sale	*9*	**–**	1	–
Current liabilities		**5,583**	4,811	5,560
Total liabilities		**9,059**	8,839	9,275
Total equity and liabilities		**21,267**	18,618	20,378

Consolidated Statement of Recognized Income and Expense

	(unaudited) Six months ended 30th June 2007 US$m	2006 US$m	Year ended 31st December 2006 US$m
Surpluses on revaluation of properties	**1**	–	120
Gains on revaluation of other investments	**124**	208	294
Actuarial gains/(losses) on defined benefit pension plans	**16**	(10)	40
Net exchange translation differences	**(2)**	225	393
Gains/(losses) on cash flow hedges	**3**	2	(13)
Tax on items taken directly to equity	**(24)**	3	(71)
Net income recognized directly in equity	**118**	428	763
Transfer to profit and loss on disposal of other investments	**(44)**	(8)	(79)
Transfer to profit and loss on realization of exchange reserves	**(7)**	1	(3)
Transfer to profit and loss in respect of cash flow hedges	1	2	4
Profit after tax	**1,263**	883	2,054
Total recognized income and expense for the period	**1,331**	1,306	2,739
Attributable to:			
Shareholders of the Company	**861**	777	1,681
Minority interests	**470**	529	1,058
	1,331	1,306	2,739

Consolidated Cash Flow Statement

	Note	(unaudited) Six months ended 30th June 2007 US$m	2006 US$m	Year ended 31st December 2006 US$m
Operating activities				
Operating profit		740	536	1,309
Depreciation and amortization		232	194	403
Other non-cash items		(17)	7	(138)
Decrease in working capital		136	185	478
Interest received		60	45	95
Interest and other financing charges paid		(113)	(105)	(212)
Tax paid		(115)	(185)	(362)
		923	677	1,573
Dividends from associates and joint ventures		166	236	377
Cash flows from operating activities		1,089	913	1,950
Investing activities				
Purchase of subsidiary undertakings	*12(a)*	(18)	(31)	(55)
Purchase of associates and joint ventures	*12(b)*	(105)	(45)	(465)
Purchase of other investments		(27)	(5)	(94)
Purchase of land use rights		(3)	(4)	(17)
Purchase of other intangible assets		(50)	–	(6)
Purchase of tangible assets		(263)	(363)	(725)
Purchase of investment properties		(3)	(2)	(2)
Purchase of plantations		(16)	(8)	(22)
Advance of mezzanine loans		(3)	–	–
Repayment of mezzanine loans		12	–	–
Capital distribution from associates		12	1	1
Sale of subsidiary undertakings	*12(c)*	7	272	231
Sale of associates and joint ventures	*12(d)*	102	9	100
Sale of other investments	*12(e)*	72	46	480
Sale of land use rights		12	8	26
Sale of tangible assets		38	28	75
Cash flows from investing activities		(233)	(94)	(473)
Financing activities				
Issue of shares		1	2	3
Capital contribution from minority shareholders		1	10	13
Drawdown of borrowings		2,682	4,629	7,611
Repayment of borrowings		(3,364)	(5,171)	(8,008)
Dividends paid by the Company		(81)	(71)	(91)
Dividends paid to minority shareholders		(97)	(77)	(243)
Cash flows from financing activities		(858)	(678)	(715)
Effect of exchange rate changes		1	20	45
Net (decrease)/increase in cash and cash equivalents		(1)	161	807
Cash and cash equivalents at beginning of period		2,491	1,684	1,684
Cash and cash equivalents at end of period		2,490	1,845	2,491

Analysis of Profit Contribution

	(unaudited) Six months ended 30th June 2007 US$m	2006 US$m	Year ended 31st December 2006 US$m
Group contribution			
Jardine Pacific	**52**	46	103
Jardine Motors Group	**34**	31	67
Jardine Lloyd Thompson	**20**	18	28
Hongkong Land	**58**	39	85
Dairy Farm	**63**	53	131
Mandarin Oriental	**21**	8	27
Jardine Cycle & Carriage	**10**	6	16
Astra	**71**	46	101
Corporate and other interests	**(9)**	(19)	(25)
Underlying net profit	**320**	228	533
Increase in fair value of investment properties	**396**	287	671
Other non-trading items	**77**	35	144
Profit attributable to shareholders	**793**	550	1,348
Analysis of Jardine Pacific's contribution			
Gammon	**9**	6	14
HACTL	**14**	14	33
Jardine Aviation Services	**3**	4	9
JEC	**4**	3	12
Jardine OneSolution	**6**	5	11
Jardine Property Investment	**1**	1	3
Jardine Restaurants	**10**	8	14
Jardine Schindler	**9**	8	12
Jardine Shipping Services	**2**	2	4
Corporate and other interests	**(5)**	(6)	(12)
Continuing businesses	**53**	45	100
Discontinued businesses	**(1)**	1	3
	52	46	103
Analysis of Jardine Motors Group's contribution			
Hong Kong and Mainland China	**20**	21	36
United Kingdom	**15**	8	29
Corporate	**(1)**	(1)	(2)
Continuing businesses	**34**	28	63
Discontinued businesses	**–**	3	4
	34	31	67

1 Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

In 2007, the Group adopted the following standards and interpretations to existing standards which are relevant to its operations:

IFRS 7	Financial Instruments: Disclosures
Amendment to IAS 1	Capital Disclosures
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

There have been no changes to the accounting policies described in the 2006 annual financial statements as a result of adoption of the above standards and interpretations.

The comparative figures for the six months ended 30th June 2006 have been restated to reflect revisions to the provisional fair value of certain liabilities in Rothschilds determined at the date of acquisition, which were reflected in the 2006 annual financial statements.

Certain comparative figures have been reclassified to conform with the current period presentation.

The Group's reportable segments are set out in note 2 and are described on pages 4 to 7.

2 Revenue

	Six months ended 30th June	
	2007	2006
	US$m	US$m
By business:		
Jardine Pacific	535	472
Jardine Motors Group	1,479	1,185
Dairy Farm	2,796	2,496
Mandarin Oriental	250	183
Jardine Cycle & Carriage	642	558
Astra	3,486	2,980
Other activities	1	4
	9,189	7,878

3 Net Operating Costs

	Six months ended 30th June	
	2007	2006
	US$m	US$m
Cost of sales	**(7,081)**	(6,046)
Other operating income	**179**	182
Selling and distribution costs	**(1,072)**	(1,030)
Administration expenses	**(465)**	(436)
Other operating expenses	**(10)**	(12)
	(8,449)	(7,342)

4 Operating Profit

	Six months ended 30th June	
	2007	2006
	US$m	US$m
By business:		
Jardine Pacific	**37**	28
Jardine Motors Group	**59**	43
Dairy Farm	**113**	97
Mandarin Oriental	**70**	92
Jardine Cycle & Carriage	**21**	18
Astra	**415**	267
	715	545
Corporate and other interests	**25**	(9)
	740	536
Operating profit included the following gains from non-trading items:		
Sale and closure of businesses	**30**	84
Sale of investments	**47**	11
Realization of exchange gains*	**7**	–
Discount on acquisition of businesses	**9**	–
Other	**1**	2
	94	97

*Arising on repatriation of capital from a foreign subsidiary undertaking.

5 Share of Results of Associates and Joint Ventures

	Six months ended 30th June	
	2007	2006
	US$m	US$m
By business:		
Jardine Pacific	39	39
Jardine Motors Group	–	3
Jardine Lloyd Thompson	38	18
Hongkong Land	569	406
Dairy Farm	11	10
Mandarin Oriental	8	6
Jardine Cycle & Carriage	4	2
Astra	86	70
Corporate and other interests	12	14
	767	568
Share of results of associates and joint ventures included the following gains/(losses) from non-trading items:		
Increase in fair value of investment properties	496	360
Sale and closure of businesses	(3)	1
Sale of investments	–	5
Restructuring of SIACI in Jardine Lloyd Thompson	18	–
Other	(1)	(3)
	510	363

Results are shown after tax and minority interests in the associates and joint ventures.

6 Tax

	Six months ended 30th June	
	2007	2006
	US$m	US$m
United Kingdom	(7)	(5)
Other jurisdictions	(178)	(152)
	(185)	(157)

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. Share of tax of associates and joint ventures of US$166 million *(2006: US$130 million)* are included in share of results of associates and joint ventures.

7 Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$793 million *(2006: US$550 million)* and on the weighted average number of 354 million *(2006: 350 million)* shares in issue during the period.

Diluted earnings per share are calculated on profit attributable to shareholders of US$777 million *(2006: US$537 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 355 million *(2006: 352 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period.

The weighted average number of shares is arrived at as follows:

	Ordinary shares in millions	
	2007	2006
Weighted average number of shares in issue	**617**	607
Shares held by the Trustee under the Senior Executive Share Incentive Schemes	**(2)**	(2)
Company's share of shares held by subsidiary undertakings	**(261)**	(255)
Weighted average number of shares for basic earnings per share calculation	**354**	350
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**1**	2
Weighted average number of shares for diluted earnings per share calculation	**355**	352

Additional basic and diluted earnings per share are also calculated based on underlying profit attributable to shareholders. A reconciliation of earnings is set out below:

	Six months ended 30th June					
		2007			2006	
		Basic earnings per share	**Diluted earnings per share**		Basic earnings per share	Diluted earnings per share
	US$m	**US$**	**US$**	US$m	US$	US$
Profit attributable to shareholders	**793**	**2.24**	**2.19**	550	1.57	1.53
Non-trading items *(refer note 8)*	**(473)**			(322)		
Underlying profit attributable to shareholders	**320**	**0.90**	**0.90**	228	0.65	0.65

8 Non-trading Items

Non-trading items are separately identified to provide greater understanding of the Group's underlying business performance. Items classified as non-trading items include fair value gains or losses on revaluation of investment properties; gains and losses arising from the sale of businesses, investments and properties; impairment of non-depreciable intangible assets and other investments; provisions for the closure of businesses; and other credits and charges of a non-recurring nature that require inclusion in order to provide additional insight into underlying business performance.

An analysis of non-trading items after interest, tax and minority interests is set out below:

	Six months ended 30th June	
	2007	2006
	US$m	US$m
Increase in fair value of investment properties in Hongkong Land	**396**	287
Sale and closure of businesses		
– 25% interest in Mandarin Oriental, New York	**9**	–
– The Mark	**–**	21
– other	**4**	1
	13	22
Sale of investments	**37**	15
Restructuring of SIACI in Jardine Lloyd Thompson	**18**	–
Realization of exchange gains*	**7**	–
Discount on acquisition of businesses	**2**	–
Other	**–**	(2)
	473	322

*Arising on repatriation of capital from a foreign subsidiary undertaking.

9 Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	At 30th June 2007 US$m	At 30th June 2006 US$m	At 31st December 2006 US$m
Tangible assets	**3**	11	4
Investment properties	**7**	–	2
Associates and joint ventures	**–**	28	14
Non-current debtors	**–**	–	31
Current assets	**–**	–	9
Total assets	**10**	39	60
Deferred tax liabilities	**–**	1	–
Total liabilities	**–**	1	–

At 30th June 2007, the non-current assets classified as held for sale included certain of Jardine Motors Group's properties in the United Kingdom and Jardine Cycle & Carriage's investment properties in Malaysia.

Non-current assets classified as held for sale at 31st December 2006 principally related to Mandarin Oriental's 25% interest in Mandarin Oriental, New York of US$14 million and its mezzanine loan to the hotel of US$40 million. The sale was completed in March 2007 resulting in a profit before tax of US$25 million, which was included in other operating income.

10 Shareholders' Funds

	Six months ended 30th June 2007 US$m	Six months ended 30th June 2006 US$m
At 1st January		
– as previously reported	**6,594**	4,999
– revision of fair value adjustments on acquisition of Rothschilds	**–**	(1)
– as restated	**6,594**	4,998
Recognized income and expense attributable to shareholders	**861**	777
Dividends *(refer note 11)*	**(141)**	(125)
Employee share option schemes		
– value of employee services	**3**	4
– exercise of share options	**1**	2
Scrip issued in lieu of dividends	**78**	144
Change in attributable interests	**1**	1
Increase in own shares held	**(35)**	(92)
At 30th June	**7,362**	5,709

11 Dividends

	Six months ended 30th June	
	2007	2006
	US$m	US$m
Final dividend in respect of 2006 of US¢40.00 *(2005: US¢35.65)* per share	**246**	216
Company's share of dividends paid on the shares held by subsidiary undertakings	**(105)**	(91)
	141	125

An interim dividend in respect of 2007 of US¢20.00 *(2006: US¢10.00)* per share amounting to a total of US$124 million *(2006: US$61 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$53 million *(2006: US$26 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2007.

12 Notes to Consolidated Cash Flow Statement

	Six months ended 30th June	
	2007	2006
(a) Purchase of subsidiary undertakings	**US$m**	US$m
Intangible assets	**2**	–
Tangible assets	**3**	4
Current assets	**31**	15
Long-term borrowings	**–**	(1)
Pension liabilities	**(1)**	(1)
Non-current creditors	**(1)**	–
Current liabilities	**(20)**	(9)
Minority interests	**–**	(2)
Fair value of net assets	**14**	6
Adjustment for minority interests	**–**	4
Fair value of net assets acquired	**14**	10
Goodwill	**6**	3
Total consideration	**20**	13
Adjustment for carrying value of associates and joint ventures	**–**	(2)
Cash and cash equivalents of subsidiary undertakings acquired	**(2)**	–
Net cash outflow	**18**	11
Purchase of shares in Jardine Cycle & Carriage	**–**	20
	18	31

Net cash outflow in 2007 of US$18 million principally related to Jardine Motors Group's acquisition of a dealership in the United Kingdom. Net cash outflow in 2006 of US$11 million included US$6 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom.

(b) Purchase of associates and joint ventures for the six months ended 30th June 2007 included Jardine Strategic's increased interest in Hongkong Land of US$96 million. Purchase of associates and joint ventures for the six months ended 30th June 2006 included US$26 million for Astra's interest in Toyota Astra Financial Services and Jardine Strategic's increased interest in Hongkong Land of US$13 million.

12 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Sale of subsidiary undertakings	Six months ended 30th June 2007 US$m	2006 US$m
Intangible assets	1	12
Tangible assets	1	92
Investment properties	-	24
Associates and joint ventures	-	35
Deferred tax assets	-	1
Current assets	4	615
Long-term borrowings	-	(100)
Deferred tax liabilities	-	(1)
Current liabilities	-	(163)
Net assets	6	515
Adjustment for minority interests	-	(261)
Net assets disposed of	6	254
Cumulative exchange translation differences	1	(3)
Profit on disposal	-	83
Sale proceeds	7	334
Adjustment for carrying value of associates and joint ventures	-	(13)
Closure and related costs	-	(1)
Cash and cash equivalents of subsidiary undertakings disposed of	-	(48)
Net cash inflow	7	272

Sale proceeds in 2006 of US$334 million included US$143 million from Mandarin Oriental's sale of its interest in The Mark, New York, US$28 million from Astra's partial sale of its interest in Aisin and US$163 million from the sale of the Group's interest in MCL Land.

(d) Sale of associates and joint ventures for the six months ended 30th June 2007 included US$22 million from Jardine Pacific's sale of its 50% interest in Colliers Halifax and US$75 million from Mandarin Oriental's sale of its 25% interest in Mandarin Oriental, New York.

(e) Sale of other investments for the six months ended 30th June 2007 included US$50 million and US$12 million from Jardine Strategic's sale of its interest in The Bank of N.T. Butterfield & Son and CNAC respectively. Sale of other investments for the six months ended 30th June 2006 included US$31 million from Jardine Pacific's sale of its interest in BALtrans.

13 Capital Commitments and Contingent Liabilities

	At 30th June 2007 US$m	At 30th June 2006 US$m	At 31st December 2006 US$m
Capital commitments	**241**	315	202

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

Dividends

The interim dividend of US¢20.00 per share will be payable on 24th October 2007 to shareholders on the register of members at the close of business on 31st August 2007, and will be available in cash with a scrip alternative. The ex-dividend date will be on 29th August 2007, and the share registers will be closed from 3rd to 7th September 2007, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 5th October 2007. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 10th October 2007. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

Press releases and other financial information on the Company can be accessed through the Internet at 'www.jardines.com'.

END